UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 214TH MEETING OF THE BOARD OF

DIRECTORS HELD ON NOVEMBER 28, 2012

1.  DATE, TIME AND PLACE: On the 28th (twenty-eighth) day of the month of November 2012, at 9:00 a.m., at the headquarters of Companhia Paulista de Forca e Luz, located on Rodovia Engenheiro Miguel Noel Nascentes Burnier, No. 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3.  ATTENDANCE: All current members of the Board of Directors (“Board”). As provided by Paragraph 7 of Article 17 of the Bylaws, Mr. Ivan de Souza Monteiro submitted a vote in writing.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely express their thoughts and dissents, and will be kept on file at the Company’s headquarters and its publication, in summary form, approved, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be tabulated pursuant to items 5.1 and 7.1 of the Shareholders Agreement, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, which is on file with the Company.

After an examination of the subjects included on the Agenda, the following topics were considered and resolutions adopted, by unanimous vote, by the Board:

(i)        Cognizance taken of the activities of the Board's Advisory Committees and Commissions during the month of November;

(ii)       Cognizance taken of management highlights and the material facts of the month, reported by the CEO;

(iii)      Approved  the minutes of the 213th meeting of the Board held on October 31 of the present year;

(iv)      Approved, in accordance with item “aa” of Article 17 of the Bylaws, the Company’s Calendar of Events for fiscal year 2013;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)       Approved, as per item “q” of Article 17 of the Bylaws, (a)  the Annual Audit Plan of the Company and its subsidiaries for fiscal year 2013 and (b)  the related financial budget, recommending that the proposed organizational review will be discussed throughout 2013, noting that such materials have previously been examined by the Management Processes Committee and the Fiscal Council;

(vi)      Cognizance taken,  of the Board of Executive Officers Resolution No. 2012048 and approved, in accordance with the terms of item “z” of Article 17 of the Bylaws, the signing of the amendment to the Electric Power Generation Concession Contracts – No. 010/1999 for the Rio do Peixe I and II Small Hydroelectric Power Plants (“SHPPs”) and No. 009/1999 for the Macaco Branco SHPP – by the subsidiaries Companhia Leste Paulista Energia (“CPFL Leste Paulista”) and Companhia Jaguari de Energia (“CPFL Jaguari”), respectively;

(vii)     Ratified, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item “p” of Article 17 of the Bylaws and in accordance with the terms of the Board of Executive Officers Resolution No. 2012037, the acquisition, by CPFL Brasil, of 218,046.953 MWh (two hundred eighteen thousand forty-six point nine hundred fifty-three Megawatt hours) of conventional electric energy from Barra Bioenergia S.A. (“Barra Bioenergia”), for the month of September 2012;

(viii)    Approved, as provided by item “p” of Article 17 of the Bylaws and pursuant to the Board of Executive Officers Resolution No. 2012047, the amendment (viii.a)  to Clause “4.10 - Renegotiation and Early Redemption” of the “Private Deed Instrument for the 3rd Issuance of Simple, Unsecured Debentures, by CPFL Energia S.A.,” signed on September 20, 2007 between the Company and SLW Corretora de Valores e Câmbio Ltda. (“Trustee”), registered with the State of São Paulo Board of Trade (“JUCESP”) as No. ED000309-8/000, on October 11, 2007 (“Deed”), to include the possibility of the Company carrying out early redemption of debentures and (viii.b)  to Clause 4.13.1, item “(l)” of the Deed, to change the financial covenants,  which will become effective with the following wording:

“4.13 Early Maturity

      4.13.1. Pursuant to the conditions contained in items 4.13.2. and 4.13.3. below, the Fiduciary Agent may declare early maturity of all of the obligations contained in this Deed of Issue and require the immediate payment by the Issuer of the Unitary Nominal Value of the Debentures in circulation, with Remuneration added, calculated pro rata tempore, as of the Issue Date or the last Date of Payment of the Remuneration until the date of effective payment, in the event of the following hypotheses:

(...)

(l) the non-compliance by the Issuer, until full payment of the amounts due under the Debentures, at the end of two (2) consecutive semesters, of the following indices and financial limits, which will be verified by the Fiduciary Agent on the basis of a statement prepared by the Issuer at the end of each semester of the calendar year, referring to the twelve (12) months immediately preceding the date of calculation, such statement to be delivered to the Fiduciary Agent within fifteen (15) days after disclosure to the CVM of the financial statements of the Issuer for the respective semester ("Financial Indexes"):

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(i) the ratio of Net Debt verified at the end of each semester of the Issuer's calendar year and the Issuer's EBITDA of the twelve (12) months immediately preceding the end of each semester of the calendar year, less than or equal to 3.75 times. For the purposes of this item (i), "Net Debt" is considered to be the sum of the amounts related to (1) loans and financing; (2) the net balance of swap, futures and options operations related to interest and exchange rates; and (3) debts arising from any issues still outstanding of debentures, promissory notes and/or bonds or notes of the Issuer in Brazil or abroad, less cash on hand and marketable securities of the Issuer, being excluded from this calculation debt with the CESP Foundation ("Funcesp") and considered as "EBITDA" (Earnings Before Interest, Tax, Depreciation and Amortization) of the Issuer, are (1) the Issuer's earnings before interest, taxes, depreciation and amortization, adjusted with the assets and liabilities of the CVA – Compensation Account of Costs Variation of Parcel "A" – Over Contracting and Neutrality of the Sector Charges, released in an Explanatory Note to the financial statements of the Issuer (but not for the quarterly financial information), calculated pursuant to sector regulation for the period of twelve (12) months preceding the end of each semester of the calendar year, and (2) in the event of acquisition(s) will be considered for the purposes of calculating the EBITDA of the Issuer, in accordance with the definition of item (i) above, the EBITDA(s) generated within twelve (12) months immediately preceding the end of each semester of the calendar year by the acquired company(ies) ("Historical EBITDA"); and

(ii) the ratio between the Issuer's EBITDA and the Issuer's Financial Results greater than or equal to 2.25 times. For the purposes of this item (ii), "Financial Results" of the Issuer shall be considered the difference between financial income and financial expenses in the period of twelve (12) months preceding the end of each semester of the calendar year, from which interest on shareholders equity shall be excluded for the purpose of the calculation of the financial covenants. The Financial Result shall be determined in module if negative and, if positive, will not be considered for the purposes of the calculation. Excluded from these calculations are the interest actually paid and/or provisioned as acknowledgment of the Funcesp debt, as well as monetary and exchange variations on debt and cash and, finally, the costs arising from provisions with no impact on the Issuer's cash flow but only for accounting purposes.

For purposes of the calculation referred to in items (i) and (ii) above, the Issuer shall (a) consolidate in its numbers the results and balance sheet items of all the companies in which it holds equity interest equal to or more than 10% (ten percent), in proportion to the share held by it in the capital of those companies, regardless of the form the Issuer presents its financial statements of the respective semester to the CVM, and (b) present a report containing the statement of the calculation such numbers, duly audited by independent auditors registered with the CVM, until the settlement of all obligations undertaken in the Deed of Issue.”

Resolutions related to items (viii.a) and (viii.b) above are subject to the approval of holders of at least 90% (ninety percent) of the Company’s 3rd issue of debentures, assembled at a General Meeting of Debenture Holders, pursuant to the terms set forth in the Deed, with the Company’s Board of Executive Officers being authorized to perform all acts and take all necessary measures for the implementation of the resolutions mentioned in item (viii);

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ix)      (ix.i) Cognizance taken of the recommendation of the Budget Commission (the “Commission”) to the Board on the 2013 Budget and the 2013-2017 Multi-Year Plan for the Company and its subsidiaries, issued on November 26 of the present year;

(ix.ii) Approved, in accordance with the provisions of item “b” of Article 17 of the Bylaws, the Annual Budget for 2013 and the projections of the 2013-2017 Multi-Year Plan for the Company and its subsidiaries, proposed by the Board of Executive Officers, recommending  to the Company’s representatives on the Management bodies of its subsidiaries vote to approve their respective 2013 Budgets and projections of the 2013-2017 Multi-Year Plans; and

(x)       Recommended to the Company’s representatives on the Management bodies of its subsidiaries vote to approve the following: (1) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), CPFL Leste Paulista, Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), CPFL Jaguari, Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Brasil, CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”) and CPFL Total Serviços Administrativos Ltda. (“CPFL Total”): Statement of Interest on Capital - Board of Executive Officers Resolution No. 2012046; (2)  CPFL Renováveis: (a) inclusion of two financial covenants in the bridge loans contract with the Brazilian National Economic and Social Development Bank (“BNDES”) for Special Purpose Entities (“SPEs”) – Board of Executive Officers Resolution No. 151/2012 and (b)  financing contract from BNDES, for the Campo dos Ventos II Project – Board of Executive Officers Resolution No. 152/2012; (3)  CPFL Geração: (a) participation in the Transmission Auction of the Nationa Electric Energy Agency (ANEEL) No. 007/2012 – Board of Executive Officers Resolution No. 2012042; (b) execution of the pre-contract between CPFL Geração and Construções e Comércio Camargo Corrêa S.A. (“CCCC”) – Board of Executive Officers Resolution No. 201243 and (c)  strategy for participation in A-5 Auction – Board of Executive Officers Resolution No. 2012044, noting that matters discussed in items (x.3.a), (x.3.b) and (x.3.c) were the subject of a preliminary analysis by the Strategy Commission and the matter in item (x.3.b) was also examined by the Related Parties Committee, and Messrs. Murilo Passos, Francisco Caprino Neto and Claudio Palaia abstained from voting, given that CCCC is a Related Party to the shareholders of VBC Energia S.A. (“VBC”), ESC Energia S.A. (“ESC”) and Camargo Corrêa S.A. (“CCSA”); (4)  CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE: participation in the Energy Auction coming from Existing Projects (“A-1 Auction”) and a statement regarding levels of energy to be contracted – Board of Executive Officers Resolution No. 2012041; (5) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and RGE: contracting WEG Equipamentos Elétricos S.A. (“WEG”) for the construction, installation, and expansion of substations, and supply of power transformers – Board of Executive Officers Resolution No. 2012040, noting that the matter was subject to a preliminary analysis by the Related Parties Committee and that Messrs. Renê Sanda and Ivan de Souza Monteiro abstained from voting, given that WEG is a Related Party to the shareholder, BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”) and (6) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and RGE: contracting CPFL Atende for the provision of telemarketing services – Board of Executive Officers Resolution No. 2012145-C.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Board Members present and by the Secretary. Murilo Passos, Chairman; Ivan de Souza Monteiro; Francisco Caprino Neto; Claudio Palaia; Renê Sanda; Helena Kerr do Amaral; and Gisélia Silva, Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.